

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2010

Greg L. Popp
President
LZG International, Inc.
455 East 400 South, #5
Salt Lake City, Utah 84111

> **Re:** **LZG International, Inc.**
> **Form 10**
> **Filed May 26, 2010**
> **File No. 000-53994**

Dear Mr. Popp:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 3

1.   In the second full paragraph on page 4, you state that you will conduct as "extensive a due diligence review of potential targets as possible…" Later, on page 5, you state that your "limited funds and lack of full time management will make it impracticable to conduct a complete and exhaustive investigation and analysis" of potential acquisition or merger targets. In light of your lack of resources and management capacity, please describe how you plan to fund the investigation and analysis of potential target companies or businesses.

2.   On page 5, you state that "substantial fees are often paid in connection with the completion of all types of acquisitions" and that certain of these fees may be paid to management or principal stockholders. Please disclose what if any procedure or policies you have adopted for the review, approval or ratification of transactions with related parties or affiliates.

Directors and Executive Officers, page 14

3.   Please list Mr. Popp's current position(s) with Wings & Things, Inc.

4.   Please disclose the principal business of Wings & Things, Inc.

Indemnification of Directors and Officers, page 17

5.   We note that you issued 158,310 shares in June 2008 to partially settle a judgment against the company from January 2002. Please disclose what, if any, outstanding obligations you have related to this judgment.

Note 1 – Condensed Financial Statements, page 22

6.   In the second full paragraph, you suggest that your financial statements be read in conjunction with your financial statements for the year ended May 31, 2009 as reported in Form 10-K. Based on our review of your public filings, you did not file an annual report on Form 10-K for the year ended May 31, 2009. Please revise this disclosure to reflect that you have not previously filed periodic reports pursuant to the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

        Sincerely,

        /s/ Larry Spirgel
        Larry Spirgel
        Assistant Director

cc: Cindy Shy
       Via Fascimile: (435) 673-2127